FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of June 2017

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  June 28, 2017

Press Release

Eltek Receives Extension to Regain Compliance with NASDAQ Minimum Bid Price Requirement

PETACH-TIKVA, Israel, June 28, 2017 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that on June 27, 2017, it received a notice from the Listing Qualifications Department of Nasdaq advising the Company that it is eligible for an additional 180 calendar days, until December 26, 2017, to regain compliance with the minimum $1.00 per share requirement for continued listing. If at any time during this 180 day period, the closing bid price of the Company’s security is at least $1.00 for a minimum of ten consecutive business days, the Company will regain compliance.

The Company provided Nasdaq with written notice of its intention to cure the deficiency by effecting a reverse stock split, if necessary. If the Company choses to implement a reverse stock split, the split must be completed not later than 10 business days prior to the expiration extension period.

In the event Eltek does not regain compliance by December 26, 2017, Nasdaq will provide the Company with written notice that its securities will be delisted. At that time, the Company may appeal such determination.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Eltek has been making significate efforts in order to bring the Company back to profitability. We believe that the changes implemented will positively affect the share price.”

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statements:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023